October 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alyssa Wall
Jennifer López Molina
James Giugliano
Adam Phippen

Re:	PishPosh, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 2, 2022
CIK No. 0001611282

Dear Ms. Wall:

On behalf of our client, PishPosh, Inc. (“PishPosh” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2022 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted on September 2, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft No. 3”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Draft No. 3.

Alternate Pages

Selling Stockholders Plan of Distribution, page 10

1.	Please revise to clarify here and on your alternate cover page that the resale shares will be sold at a fixed price by selling shareholders until there is an established public trading market.

The Company respectfully submits to the Staff that is has added the following disclosure to prospectus the cover page contained in Draft No. 3 and under the Section entitled “Selling Stockholders Plan of Distribution” on page Alt. 10 of Draft No. 3:

Securities and Exchange Commission

October 21, 2022

“The selling shareholders must sell their shares at a fixed price per share of $5.00 until there is an established public trading market for our shares of common stock. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.”

2.	Please update your Resale Prospectus to discuss the lock up agreements in the context of the resale offering. In this regard, we note disclosure in your Public Offering Prospectus that "the resale by the selling stockholders after expiration of the lock-up period could have the effect of depressing the market price for our common stock."

The Company respectfully submits to the Staff that in order for the Company to meet the Nasdaq Capital Markets listing requirements the selling stockholders will not be subject to a lock-up agreement. As such, the Company has revised its disclosure on pages 19 and 56 of Draft No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations Interest Rate, page 27

3.	We note your disclosure regarding the impact of fluctuations in interest rates on the company. Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances.

The Company respectfully submits to the Staff that it has revised its disclosure on page 27 of Draft No. 3 to include a discussion of the potential impact of rising interest rates on the Company’s financing activities, inventory and accounts payable.

Liquidity and Capital Resources, page 28

4.	We note your amended disclosure in response to comment 5 and the extension of the maturity date of the promissory note and reissue. To provide additional context for investors, discuss your ability to repay your outstanding short-term promissory notes given the December 31, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

The Company respectfully submits to the Staff that is has revised its disclosure on page 28 of Draft No. 3 to explain that the Company intends to satisfy the Company’s outstanding short-term promissory notes through excess working capital and the proceeds of the offering. Accordingly, the Company has also updated its disclosure on pages 8 and 22 of Draft No.3 under the sections entitled “Use of Proceeds.”

Securities and Exchange Commission

October 21, 2022

Balance Sheets as of December 31, 2021 and December 31, 2020, page F-3

5.	Please recast Pish Posh Baby, LLC's historical per share activity (pre-recapitalization) in the Balance Sheets and Statement of Stockholders’ Equity given PishPosh, Inc.’s capital structure. Presentation is similar to a stock split adjusting Par Value, if necessary. Apply the same presentation to the unaudited financial statements.

The Company respectfully submits that it has made the adjustments requested by the Staff in the Company’s audited and unaudited Balances Sheets and Statements of Stockholders’ Equity (and the related notes thereto) for the years-ended December 31, 2021 and 2020 and the six-months ended June 30, 2022, respectively.

Statements of Comprehensive Loss, page F-4

6.	For the purpose of computing earnings per share, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by PishPosh, Inc. to Pish Posh Baby, LLC. For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of earnings per share would be the actual number of shares of PishPosh, Inc. outstanding in that period. The weighted average number of shares to be used in computing the earnings per share would be calculated on the basis of the numbers determined for the two periods as described above. Please revise or explain why revision is not appropriate. Apply the same presentation to the unaudited financial statements.

The Company respectfully submits to the Staff that is has recalculated its earnings per share for the years-ended December 31, 2021 and 2020 and the six-months ended June 30, 2022 using the weighted average number of shares. Please see pages F-4 and F-18 of Draft No. 3.

General

7.	We note your disclosure on page 53 that the exclusive forum provision in your Bylaws "will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act." However, your Bylaws filed as Exhibit 3.4 do not appear to include an exclusive forum provision. Please revise to ensure consistency.

The Company respectfully confirms that its Bylaws do not contain an exclusive forum provision and, as such, will remove the cited discussion on page 53 of Draft No. 3.

Securities and Exchange Commission

October 21, 2022

8.	We note the exclusive forum provision in your Amended and Restated Certificate of Incorporation. Please revise to clarify if this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus in this section and in the risk factor section to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange.

The Company respectfully submits that it has further amended and restated its certificate of incorporation to replace the exclusive forum provisions with provisions that contain clear exclusions for suits under the Exchange Act and the Securities Act and notice provisions to all holders of the Company’s securities. Please refer to Article VIII of the Company’s Second Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 with Draft No. 3 (the “Second Amended and Restated Charter”). Furthermore, the Company respectfully submits that it has added a risk factor discussing the exclusive forum provisions on page 20 of Draft No. 3 and revised the description of the exclusive forum provisions on page 53 of Draft No. 3. The Company intends to include such disclosure in future public filings whenever a description of its certificate of incorporation or securities is required.

9.	We also note that your Amended and Restated Certificate of Incorporation appears to include a jury trial waiver provision. Please disclose whether and to what extent this provision applies to U.S. federal securities law claims. If the provision applies to U.S. federal securities law claims, please amend your filing to include relevant risk factor disclosure related to the jury trial waiver provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a judicial forum that they find favorable. Please also describe the impact of this provision on claims arising under other, relevant laws, if material. Finally, please disclose whether this provision will apply to purchasers in secondary transactions.

The Company respectfully submits that jury trial waiver provision has been eliminated from the Second Amended and Restated Charter.

Securities and Exchange Commission

October 21, 2022

If you have questions with respect to Draft No. 3 or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com or, alternatively, Denis A. Dufresne at (212) 855-2548 or dad@msf-law.com.

Sincerely,

Louis Lombardo

cc:	Jesse Sutton, Chief Executive Officer and Director

Charlie Birnbaum, Chief Operating Officer and Director

Denis A. Dufresne, Meister Seelig & Fein LLP

Ross David Carmel, Carmel, Milazzo & Feil LLP